SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACTS OF 1934

FOR THE MONTH OF OCTOBER 2008

PSi TECHNOLOGIES HOLDINGS, INC.

(Exact name of Registrant as specified in its Charter)

NOT APPLICABLE

(Translation of Registrant's name into English)

Electronics Avenue

FTI Industrial Complex

Taguig, Metro Manila 1604, Philippines

(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PSi Technologies Holdings, Inc.

Third Quarter 2008 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2008

PSi TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Arthur J. Young, Jr.
Arthur J. Young, Jr.
President and Chief Executive Officer

PSi Technologies Holdings, Inc.

Third Quarter 2008 Results

PSi TECHNOLOGIES REPORTS THIRD QUARTER 2008 RESULTS

Manila, Philippines – October 20, 2008 – PSi Technologies Holdings, Inc., (PINK SHEETS: PSITY), an independent provider of assembly and test services for the power semiconductor market, today announced financial results for the third quarter ended September 30, 2008.

Third Quarter Financial Results

The third quarter revenue totaled $24.8 million, an increase of 8.3% compared to $22.9 million in the second quarter of 2008, and an increase of 10.2% as compared to the same quarter in 2007. The sequential increase in sales compared to the second quarter was largely driven by a steady month-to-month increase in the Company’s standard package for high power, medium current and fast-switching power devices. These are commonly used for home appliances, office and industrial equipment, and personal and consumer electronic applications.

The top five customers for the third quarter of 2008 (in alphabetical order) were Infineon Technologies, NXP Semiconductors, ON Semiconductors, Power Integrations, and ST Microelectronics. The products assembled and tested for these customers are used in various end user applications, such as automotive systems, consumer electronics, communications equipment, industrial applications, home appliances and PC motherboards.

The cost of sales remained flat at $21.7 million in the third quarter of 2008, even with an increase in sales volume in the third quarter as compared to second quarter of 2008. As a percentage of sales, our cost of sales improved to 87.6% of sales in the third quarter, down from 94.7% of sales in the second quarter of 2008 and from 94.8% of sales in the third quarter of 2007.

The cost of sales remaining flat despite the increase in sales volume for third quarter of 2008 is attributable to the cost reduction initiatives focused on raw materials usage, manpower deployment and management, energy conservation projects and supplies and overhead expenses.

The increase in sales, together with the cost of sales remaining flat in the third quarter of 2008, resulted to a 152% increase in gross profit, from $1.2 million in the second quarter to $3.1 million in the third quarter of 2008. Compared to the same period in 2007, gross profit grew by 163%.

Total operating expenses of $2.4 million in the third quarter of 2008 were higher by 7.6% as compared to $2.2 million in the second quarter. The increase in operating expenses is due to an increase in marketing and administrative related activities covering new markets and new packages. We achieved an income from operations of $0.7 million in the third quarter of 2008, from a loss from operations of $1.0 million in the second quarter of 2008 primarily due to the improvement in our gross profit. Income (loss) from operations improved by 164% as compared to the second quarter of 2008.

PSi Technologies Holdings, Inc.

Third Quarter 2008 Results

Net other expense increased to $0.6 million from $0.4 million in the second quarter of 2008 due to lower foreign exchange gain recognized in the third quarter of 2008.

Due to improved operating results, we recorded a net income of $42,000 as compared to a net loss of $1.4 million in the second quarter of 2008, an improvement of $1.5 million, or 103%.

Balance Sheet Highlights

Cash and cash equivalents totaled $0.6 million as of September 30, 2008, compared to $3.4 million as of December 31, 2007. The decrease in cash and cash equivalents is largely attributable to the increase in payments for purchases of raw materials driven by the increase in sales volume and the acquisition of equipment. As of September 30, 2008 and December 31, 2007, cash held in escrow amounting to $1.3 million and $1.1 million, respectively, was restricted for withdrawal and is classified as “Restricted Cash” in the consolidated balance sheet. Other current and non-current assets increased due to various deposits to suppliers of raw materials and equipments.

New acquisitions of property, plant and equipment totaled $2.9 million for the first nine months of 2008, mostly related to the purchase of machinery and equipment to improve capacity and support ramp up for new products.

Total current liabilities increased by $5.0 million, from $37.4 million as of December 31, 2007 to $42.5 million as of September 30, 2008, mainly due to the reclassification as current liability of our 2005 Exchangeable Senior Subordinated Note which will mature on June 1, 2009.

As of December 31, 2007, the 2003 Exchangeable Senior Subordinated Note (the “2003 Note”) was classified as current liability in the Company’s consolidated balance sheet. The 2003 Note issued to Merrill Lynch LLC was amended to mature on July 31, 2008, and subsequently amended again to mature on August 15, 2008. All other terms and conditions remained the same. On August 15, 2008, the 2003 Note was amended to mature on June 1, 2009. The August 15, 2008, amendment, dated August 15, 2008, increases the principal amount of the 2003 Note from $4 million to $5.7 million. The 2003 Note is issued by the Company’s principal operating subsidiary, and it accrues interest at 10% per year, net of Philippine withholding tax. The 2003 Note is exchangeable into the Company’s common stock at a price equal to $0.2682 per share, the average price per share of the publicly traded ADS for a 90 consecutive days trading period prior to August 15, 2008. On June 1, 2009, Merrill Lynch LLC may redeem the note together with the accrued interest and any unpaid interest.

Business Outlook

Commenting on PSi’s business outlook, Arthur J. Young, Jr., Chairman and CEO said, “The third quarter reversed the Net Loss to a modest Net Income, and I am happy that improvements were visible in all aspects of our business. Continuous cost savings in our direct and indirect materials and labor complemented the sales volume increase from last quarter, thereby contributing to a positive net income. While the current market condition continues to remain uncertain, we are taking measures to further drive efficiencies in all aspects of our business. Our continuing activities towards expanding our customer base and entry into new markets with our high power voltage family of packages is intended to help cushion the market weakness and volatility in the coming quarters.”

PSi Technologies Holdings, Inc.

Third Quarter 2008 Results

In addition, George A. Shaw, COO commented, “In this quarter, the company continued to effectively address costs. We achieved good improvement in our overall labor cost, which has been reduced through elimination and consolidation of some indirect positions and through operational improvements in direct labor. The ongoing work to improve our materials cost has also helped to offset continued increases in commodity prices such as copper and plastic resins used in our product. The company’s Quality First emphasis has continued to have benefits in improved product quality to our customers and remains a priority initiative for the company. Growth in new products continued as we added capacity for the single gauge DPAK that went into production at the end of the second quarter of 2008. Six customer qualifications were successfully completed on the company’s Power QFN package, and additional capacity for the QFN will be installed in the fourth quarter of 2008 to accommodate the growth in this package. First mechanical samples of our new SOT 227 High Voltage package were completed and shipped to the customer, with qualification expected to be completed in the fourth quarter of 2008.”

About PSi Technologies

PSi Technologies is a focused independent semiconductor assembly and test service provider to the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. Their customers include most of the major power semiconductor manufacturers in the world such as Infineon Technologies, ON Semiconductor, Philips Semiconductor, and ST Microelectronics. For more information, visit the Company’s web site at www.psitechnologies.com or call:

At PSi Technologies Holdings, Inc.:	At Financial Relations Board:
Larry Cajucom	Lasse Glassen
(63 2) 838 4489	(213) 486 6546
lvcajucomjr@psitechnologies.com.ph	lglassen@frbir.com

This press release contains forward-looking statements that involve risks and uncertainties. Actual results and outcomes may differ materially. Factors that might cause a difference include, but are not limited to, the pace of development and market acceptance of PSi’s products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, the possibility of our products infringing patents and other intellectual property of third parties, product defects, costs of product development, manufacturing and government regulation, risks inherent in emerging markets, including but not limited to, currency volatility and depreciation, restricted access to financing and political and social unrest and the possibility that the initiatives described herein may not produce the intended results. PSi undertakes no responsibility to update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect PSi’s financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.

-Financial Tables Follow-

PSi Technologies Holdings, Inc.

Third Quarter 2008 Results

PSi Technologies Holdings, Inc.

Unaudited Income Statement

(In US Dollars)

	For the Three Months Ended			For the Nine Months Ended
	30-Sep-08 Unaudited	30-Jun-08 Unaudited	30-Sep-07 Unaudited	30-Sep-08 Unaudited	30-Sep-07 Unaudited
REVENUES	$24,804,867	$22,897,981	$22,502,430	$69,161,350	$69,856,734
COST OF SALES	21,734,692	21,678,534	21,335,464	64,518,132	66,556,075

GROSS PROFIT	3,070,175	1,219,447	1,166,966	4,643,218	3,300,659

OPERATING EXPENSES
Research and development	378,606	397,350	308,405	1,106,664	834,460
Administrative expenses	1,714,374	1,606,729	1,832,910	5,307,491	5,200,273
Marketing expenses	321,532	239,191	223,628	757,104	678,141

Total Operating Expenses	2,414,512	2,243,270	2,364,943	7,171,259	6,712,874

INCOME (LOSS) FROM OPERATIONS	655,663	(1,023,823)	(1,197,977)	(2,528,042)	(3,412,215)

Interest and bank charges-net	(244,684)	(144,694)	(262,954)	(624,534)	(852,280)
Foreign exchange gains(losses)-net	208,498	447,891	(123,317)	502,425	(729,097)
Lease income	41,370	41,370	41,370	124,110	124,110
Exchangeable Note interest and financing charges	(675,382)	(732,827)	(638,130)	(2,124,258)	(1,868,038)
Gain on disposal of assets	23,578	(33,719)	—	(6,241)	—
Miscellaneous	33,017	36,428	33,451	88,703	81,702

Net Other Expense	(613,603)	(385,551)	(949,580)	(2,039,796)	(3,243,603)

NET INCOME (LOSS)	$42,060	$(1,409,374)	$(2,147,557)	$(4,567,838)	$(6,655,818)

No. of Shares Outstanding	13,289,525	13,289,525	13,289,525	13,289,525	13,289,525
EPS- based on Outstanding Shares	$0.00	$(0.11)	$(0.16)	$(0.34)	$(0.50)

PSi Technologies Holdings, Inc.

Third Quarter 2008 Results

PSi Technologies Holdings, Inc.

Unaudited Consolidated Balance Sheet

(In US Dollars)

	30-Sep-08 Unaudited	31-Dec-07 Audited
ASSETS
Current Assets
Cash and cash equivalents	$625,967	$3,414,322
Restricted cash	1,304,722	1,096,376
Accounts receivable-net	13,830,047	12,752,236
Inventories-net	6,838,051	4,477,486
Other current assets-net	1,576,948	438,430

Total Current Assets	24,175,735	22,178,850

Noncurrent Assets
Property, plant and equipment-net	22,165,503	26,723,243
Other noncurrent assets-net	1,471,478	876,565

Total Noncurrent Assets	23,636,981	27,599,808

	$47,812,716	$49,778,658

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued expenses	$24,177,090	$21,647,112
Accounts payable CAPEX	636,720	425,120
Loans Payable	9,150,000	10,020,000
Exchangeable notes	8,499,675	4,816,349
Advance from customer	—	466,503
Trust receipts payable	—	52,520

Total Current Liabilities	42,463,485	37,427,604

Noncurrent Liabilities
Noncurrent portion of exchangeable notes	—	2,027,347
Accrued retirement benefit cost	1,063,080	1,475,276

Total Noncurrent Liabilities	1,063,080	3,502,623

Stockholders’ Equity
Capital stock-Philippine peso 1-2/3 par value
Authorized-37,058,100 shares Issued and outstanding-13,289,525 shares	590,818	590,818
Additional paid-in capital	79,427,132	79,421,574
Other comprehensive loss	280,257	280,257
Deficit	(76,012,056)	(71,444,218)

Total Stockholders' Equity	4,286,151	8,848,431

	$47,812,716	$49,778,658

PSi Technologies Holdings, Inc.

Third Quarter 2008 Results

PSi Technologies Holdings, Inc

Unaudited Consolidated Statement of Cash Flows

(In US Dollars)

For the Nine Months Ended September 30, 2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(4,567,838)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	7,494,676
Stock compensation costs	5,558
Amortization of debt issuance costs and discount	886,296
Interest on exchangeable notes converted to principal	788,786
Accretion of interest receivable from Manila Electric Company	(17,779)
Unrealized foreign exchange gain	(405,604)
Provision for pension expense	279,489
Loss on disposal of inventories	71,689
Loss on disposal on property and equipment	6,241
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade and other receivables	(1,553,924)
Inventories	(2,432,254)
Other current assets	(1,157,294)
Decrease in trade and other payables	1,955,975

Net cash provided by (used in) operating activities	1,354,017

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property and equipment	(2,306,457)
Increase in other noncurrent assets	(702,689)

Net cash used in investing activities	(3,009,146)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from (payments of) trust receipts payable	(870,000)
Net proceeds from (payments of) loans payable	(52,520)
Increase in restricted cash	(208,347)

Net cash provided by financing activities	(1,130,867)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH	(2,359)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,788,355)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	3,414,322

CASH AND CASH EQUIVALENTS, END OF PERIOD	$625,967

SUPPLEMENTAL INFORMATION ON NONCASH INVESTING AND FINANCING ACTIVITIES
Property and equipment acquired on account under accounts payable	$636,720